March 10, 2008

Via Edgar

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Mark Kronforst, Accounting Branch Chief, Division of Corporate Finance Mr. Marc Thomas, Division of Corporate Finance

Re:	NetScout Systems, Inc.

Dear Mr. Kronforst:

NetScout Systems, Inc. (“NetScout” or the “Company”) is providing the following response to your letter dated January 31, 2008 regarding the Securities and Exchange Commission’s (“SEC”) review of NetScout’s Form 10-K for fiscal year ended March 31, 2007 and Form 8-K/A filed January 14, 2008.

SEC Comment:

Form 8-K/A filed January 14, 2008

Exhibit 99.3

Introductory Paragraphs, pages 1-5

1.	Please tell us how the $4.8 million termination adjustment meets the criteria under Rule 11-02(b)(6) of Regulation S-X.

Company’s Response:

The $4.8 million termination adjustment represents the estimated severance amount that will be paid to the acquired company’s employees who have been or will be dismissed as a result of redundancies in the employee base in accordance with management’s integration plans. This amount will be recorded in the purchase

United States Securities Exchange Commission

Division of Corporate Finance

accounting for the acquisition as of November 1, 2007 in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” For purposes of the pro forma presentation, a preliminary estimate based on management plans thus far has been reflected in the combined balance sheet and such amount will be adjusted, if necessary, as management finalizes its plans.

In accordance with Rule 11-02 (b) (6) of Regulation S-X, “pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented and shall include adjustments which give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable”. As the termination payments will not have a continuing impact on the Registrant, the amount was not included as a pro forma income statement adjustment.

In accordance with Rule 11-02 (b) (6) of Regulation S-X, “pro forma adjustments related to the pro forma condensed balance sheet shall be computed assuming the transaction was consummated at the end of the most recent period for which a balance sheet is required by Rule 3-01 and shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring”. As the EITF 95-3 termination adjustment is both directly attributable to the transaction and factually supportable, the pro forma termination adjustment was included in the combined balance sheet (as footnoted per item (F) therein).

Accordingly, management believes that the $4.8 million termination adjustment meets the criteria of Rule 11-02 (b) (6) of Regulation S-X as included in the pro forma combined balance sheet but excluded from the pro forma combined income statement.

Pro Forma Adjustments, page 11

2.	We note that you have determined the useful lives of customer relationships and trademark/tradenames to be 15.5 years and indefinite, respectively. Tell us how you made these determinations by addressing paragraph 11 of SFAS 142.

Company’s Response:

Customer Relationships:

In accordance with SFAS 142, paragraph 11:

“The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.”

United States Securities Exchange Commission

Division of Corporate Finance

Management expects acquired customer relationships to generate meaningful revenues and cash flows over a 15.5 year period (from Nov. 1, 2007 through the Company’s fiscal year ending March 31, 2023). As 15.5 years is the period this asset is expected to contribute meaningful cash flows, this period was used as the useful life of this intangible asset. Forecasted cash flows over a 15.5 year period were also used to value this intangible asset for allocating the purchase price.

Management’s expectations of future revenues and cash flows are based on Network General’s historical customer retention rates. Historically, Network General has experienced a customer retention rate of approximately 90 percent per annum. After 15.5 years, this projects to more than 20 percent of customers and related revenue and cash flows remaining at that point in the future. NetScout’s historical retention rate has been greater than 90 percent per annum. As further described below, the combined strength of NetScout and Network General, creating what we believe is the market leader in the instrumented network management and analysis marketplace will further enable us to maintain and extend the length of customer relationships.

Network General has gone through several acquisitions since first incorporated in May 1986, yet, its “Sniffer” branded technology, focused on analyzing network traffic, has survived each acquisition and strengthened over 21 years. In fact, the “Sniffer” name is one of the most recognized names in the network management marketplace and acquiring the “Sniffer” trade name was a significant driver in completing this acquisition. Due to the strength of its product offerings and its recognizable trade name, Network General has developed meaningful relationships with many customers. The strength of these customer relationships is reflected in the significance of sales to recurring customers, which historically has been over 85 percent of total sales.

The typical customer buying experience in the network performance management market involves multiple product purchases over many years, as customers make an architecture decision for their dispersed corporate networks that once in place is costly to replace. This starts with initial purchases to place products in a few sites, followed by additional product purchases as customers deploy a network management solution to their global networks over time. The sales cycle also includes the sale of enhanced software suites to allow established customers to better leverage their investment. Customers frequently purchase additional products as they expand their networks continuously. And while products have long lives, eventually customers upgrade their network infrastructure to take advantage of new product functionality. Most customers also purchase and renew annual maintenance support agreements over many years that provide these customers with technical support, bug fixes and product upgrades while under these support agreements. Both NetScout and Network General have historically and will continue to work closely with customers to identify product upgrades, enhanced functionality and new releases that meet changing customer needs. This strategy builds customer loyalty, brand loyalty and is expected to extend and strengthen the life of these acquired customer relationships.

There are no legal, regulatory or contractual provisions that limit the life of these relationships. While customer maintenance contracts are initially limited to a twelve

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Division of Corporate Finance

month period, most customers renew their maintenance commitments annually. Customer relationships are a unique asset, having a longer useful life than other intangible assets. These relationships survive through various new product releases and life-cycles as customers upgrade their networks with the latest technology to support these ever increasingly complex environments.

We believe that the combination of both companies will extend the life of customer relationships. Through the acquisition of Network General, NetScout acquired a major competitor and as a result became the primary solution for this market segment. NetScout will integrate the acquired Network General technology with NetScout’s own technology; and together these two technologies that had been leading network management platforms in the market will now position NetScout as a market leader in the instrumented network management and analysis marketplace. Management expects this technology advantage to make NetScout an industry leader for many years to come. The combined company’s positioning as an industry leader will enable it to continue to update and improve its technology. With a combined product suite, we expect to be a more formidable competitor, allowing us to leverage our installed base and established relationships for longer periods of time.

Over their more than twenty year history, both NetScout and Network General have been able to maintain customer relationships through technology advances. As the majority of these relationships are maintained through ongoing support agreements, renewals of these agreements and ongoing product sales, the cost to maintain is minimal and therefore does not adversely affect the cash flows from this asset. Combining with a major competitor is expected to result in higher customer retention rates, increasing the life of this intangible asset.

The quality of customers for both companies, including 70 percent of the Fortune 500, provides a stable customer base that supports a long life for this asset. Customers for both companies consist of major banking and financial institutions, government agencies, major telecommunications companies and other large multinational companies with global networks. Based on the size of these customers and the sophistication of their networks, it would be costly to change vendors once product is installed throughout their dispersed infrastructure. Therefore, their commitment to a network management solution tends to be long-term in nature. These customers have been in business for many years, are well capitalized and have had predictable and recurring buying patterns. These customers also have complex and sophisticated networks that require the types of solutions and proven reliability that provide Netscout a competitive advantage against new entrants into this market. As an established leader in its market space and with the addition of Network General’s products and branding, NetScout has a significant technology and market recognition advantage over direct competitors.

Trademark/tradename:

Paragraph 11 of SFAS 142 states:

United States Securities Exchange Commission

Division of Corporate Finance

“If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset to the reporting entity, the useful life of the asset shall be considered to be indefinite.”

This intangible asset pertains to the “Sniffer” tradename. As none of the factors contemplated in paragraph 11 of SFAS 142 limit the life of the “Sniffer” trade name, and given the ubiquitous, overarching and adaptable nature of the name, the useful life was deemed to be indefinite. The Company recognizes that the term indefinite does not mean infinite, so the Company will review this asset for impairment on a regular basis, no less than annually.

The solutions provided by Network General have been marketed under the “Sniffer” name for over 21 years and therefore enjoy very strong brand recognition, especially in the network management marketplace and among senior network management executives in major corporations throughout the world. Management believes that the “Sniffer” name is one of the most recognized names in the network management marketplace and acquiring the “Sniffer” tradename was a significant motivation in completing this acquisition. Management expects that NetScout will continue to use the “Sniffer” trade name indefinitely. This trade name is deemed to have significant value to the business that NetScout will leverage for the foreseeable future, including product positioning under “Sniffer” Global, “Sniffer” Intelligence and other marketing initiatives.

The “Sniffer” tradename is not limited in any way by legal or regulatory restrictions. Nor is there any contractual limitation to this name. While NetScout faces competitive and economic pressures, the “Sniffer” tradename has been in use for over 21 years. This name is not tied to a specific product or product line. Instead, “Sniffer” has been used in marketing materials and in the marketplace to describe Network General’s family of network management products. It has often been used together with product names (e.g., “Sniffer” Infinistream or “Sniffer” Distributed) to create a sense of continuity as product lines and names change, and technology improves, over time. Management does not expect competitive or economic factors to limit the life of the “Sniffer” name due to the improved competitive positioning of the combined company and the ability of both companies to strengthen their brands through prior economic cycles.

If you have any questions, please contact me at (978) 614-4202.

Respectfully,

/S/ David P. Sommers

David P. Sommers

Senior Vice President & Chief Financial Officer